SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class B Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-30-9
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 24, 2000
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 9 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, as previously amended.

Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraphs:

         At the special meeting of Crown stockholders held on August 24, 2000 to vote on the Merger (the "Special Meeting"), the Crown stockholders did not approve the Merger and the related Merger Agreement by the requisite affirmative vote. Following the Special Meeting, each of Crown and Rosemore delivered a notice to the other terminating the Merger Agreement, pursuant to Section 8.01(e) thereof.

         As the largest stockholder in Crown, Rosemore plans to encourage the management of Crown to pursue further the changes to its business that Crown has begun to implement, in order to maximize value for all stockholders as a publicly-held company. These could include, but are not necessarily limited to, reduction in overhead, divestiture of assets, and restructuring of Crown's borrowing arrangements.

         Rosemore will continue to evaluate the merits of investing in Crown in light of market conditions and subject to any applicable legal or contractual restrictions. Each member of the Rosemore Group from time to time intends to review his, her or its, as the case may be, investment in Crown on the basis of various factors, including Crown's business, financial condition, results of operations and prospects, general economic and industry conditions and the securities markets in general and those for Crown's securities in particular, as well as other developments and other investment opportunities. Each member of the Rosemore Group will also consider his, her or its, as the case may be, personal liquidity, alternative investment opportunities and tax and estate planning considerations. Based upon such review, each member of the Rosemore Group will take such actions in the future as he, she or it, as the case may be, may deem appropriate in light of the circumstances existing from time to time.

         Although the Crown stockholders did not approve the Merger and the related Merger Agreement at the Special Meeting, should a similar opportunity to acquire 100% of Crown arise, Rosemore may consider it, depending upon the timing and the specific terms and conditions. In addition, Rosemore would seriously evaluate any third-party offer which it believes is a credible proposal and is supported by the independent committee of Crown's board of directors to acquire 100% of Crown's capital stock for cash or highly liquid securities.

         A copy of a press release of Rosemore is filed as an exhibit to this Amendment No. 9 and is incorporated by reference herein.

Item 7.  Material To Be Filed as Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 19 - Joint Filing Agreement as required by Rule
         13d-1(k).

         Exhibit 20 - Press Release of Rosemore, Inc., dated August 25, 2000.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

August 25, 2000                              By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

August 25, 2000                              By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

August 25, 2000                              Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

August 25, 2000                              Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

August 25, 2000                              Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

August 25, 2000                              /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

August 25, 2000                              Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

August 25, 2000                              Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

August 25, 2000                              Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number               Description

19.                  Joint Filing Agreement as required by Rule
                     13d-1(k).

20.                  Press Release of Rosemore, Inc., dated August 25, 2000.

                                                                      EXHIBIT 19

         The undersigned hereby agree that Amendment No. 9 ("Amendment No. 9") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 9.

                                             ROSEMORE, INC.

August 25, 2000                              By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

August 25, 2000                              By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

August 25, 2000                              Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

August 25, 2000                              Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

August 25, 2000                              Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

August 25, 2000                              /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

August 25, 2000                              Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

August 25, 2000                              Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

August 25, 2000                              Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact

                                                                      EXHIBIT 20

Rosemore, Inc.
The Blaustein Building
One North Charles Street, Suite 2300
Baltimore, Maryland  21201



For Immediate Release
Friday, August 25, 2000

Contact:      Kenneth H. Trout
              410-347-7080


      Merger Agreement with Crown Central Petroleum Corporation Terminated
               --------------------------------------------------

     At a special meeting held yesterday morning, the stockholders of Crown Central Petroleum Corporation (CNPa and CNPb on the American Stock Exchange) failed to approve the proposed merger with Rosemore by the required two-thirds vote. Under Rosemore, Inc.'s proposal to merge Crown into a subsidiary of Rosemore, the public stockholders of Crown would have received $9.50 per share in cash in exchange for their Crown stock. Following the special meeting, both Rosemore and Crown terminated their merger agreement in accordance with its terms.

     As the largest stockholder in Crown, Rosemore plans to encourage the management of Crown to pursue further the changes to its business that Crown has begun to implement, in order to maximize value for all stockholders as a publicly-held company. These changes could include, but are not necessarily limited to, reduction in overhead, divestiture of assets, and restructuring of Crown's borrowing arrangements.

     Rosemore will continue to evaluate the merits of investing in Crown in light of market conditions and subject to any applicable legal or contractual restrictions. Although the Crown stockholders did not approve the merger, should a similar opportunity to acquire 100% of Crown arise, Rosemore may consider it, depending upon the timing and the specific terms and conditions. In addition, Rosemore would seriously evaluate any third-party offer which it believes is a credible proposal and is supported by the independent committee of Crown's board of directors to acquire 100% of Crown's capital stock for cash or highly liquid securities.

     Rosemore, Inc. is a privately-held investment holding company headquartered in Baltimore, Maryland.
                            * * * * * * * * * * * * *